SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________









                 RYANAIR STILL GUARANTEES NO FUEL SURCHARGES
               HIGH FARES AIRLINES CONTINUE TO PENALISE CONSUMERS

Ryanair, Europe's No. 1 low fares airline, today (Tuesday, 12th October 2004) re-iterated its promise of NO FUEL SURCHARGES as Europe's high fares airlines continue to penalise ordinary consumers with yet more fuel surcharges. In the last week, BA, Air France, Lufthansa, Hapag Lloyd Express and Germania have added even MORE fuel surcharges to consumers.

Speaking this morning, Ryanair's Head of Communications, Paul Fitzsimmons said:

        "Ryanair is committed to delivering Europe's lowest fares to ordinary European consumers every day, and we are committed to NO FUEL SURCHARGES, not today, not tomorrow, not ever. High fare airlines continue to penalise ordinary consumers with more fuel surcharges and even higher fares.

        "It is no wonder millions of consumers are choosing Ryanair and are voting with their feet, because only Ryanair offers passengers Europe's lowest fares, unbeatable punctuality and customer service and GUARANTEED no fuel surcharges".

Ends.                          Tuesday, 12th October 2004

For further information

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  12 October, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director